As filed with the Securities and Exchange Commission on November 29, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

      Results for the three months and nine months ended September 30, 2002


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                                 Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                      No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

Dynea International Oy


Management discussion and analysis for the three and nine month periods ended September 30,2002

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International's actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International's actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International's results for the period from January 1, 2002 to September 30, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

The segments listed below are described in this report for the three and nine-month periods ended September 30, 2002:

Bonding & Surfacing consists of Dynea International's bonding and surfacing manufacturing operations, which includes resins, wood and specialty adhesives and paper overlay products.

Oil Field Chemicals includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain corporate functions and treasury operations. These results also include Det Gjensidige
Forsikringsselskap Explosionskade ("DGFE"), a captive insurance company that insures Dyno and affiliated companies primarily for risks related to its explosives business. Its operations are no longer significant to Dynea International.

Operations that have been sold

Polyester consisted of Dynea International's unsaturated polyester resins and gel coat manufacturing operations, which customers use in the building and construction, land transport and marine industries. These operations were sold in April 2001.

Operating results for the three and nine month periods ended September 30, 2002 compared to operating results for the three and nine month periods ended September 30, 2001.

The financial data for the three and nine month periods set out below are derived from Dynea International's consolidated profit and loss accounts for that period. These consolidated financial statements were prepared in accordance with International Accounting Standards ("IAS").


                                       3 months ended       3 months ended       9 months ended       9 months ended
                                       September 30, 2002   September 30, 2001   September 30, 2002   September 30, 2001
Sales
    Bonding & Surfacing .............               212.3                226.8                645.7                712.8
    Oil Field Chemicals .............                16.3                 16.2                 53.3                 46.7
    Other Operations ................                 6.1                  5.5                 18.9                 19.1
    Operations That Have Been Sold ..                 -                    -                    -                   42.1
                                       ----------------------------------------------------------------------------------
    Total ...........................               234.7                248.5                717.9                820.7

Primary Operating Expense(1)
    Bonding & Surfacing .............              (192.8)              (207.2)              (576.6)              (651.9)
    Oil Field Chemicals .............               (14.8)               (14.7)               (48.0)               (41.8)
    Other Operations ................                (7.7)                (6.5)               (23.0)               (23.8)
    Operations That Have Been Sold ..                 -                    0.2                  -                  (39.7)
                                       ----------------------------------------------------------------------------------
    Total ...........................              (215.3)              (228.2)              (647.6)              (757.2)

EBITDA(2)
    Bonding & Surfacing .............                19.5                 19.6                 69.1                 60.9
    Oil Field Chemicals .............                 1.5                  1.5                  5.3                  4.9
    Other Operations ................                (1.6)                (1.0)                (4.1)                (4.7)
    Operations That Have Been Sold ..                 -                    0.2                  -                    2.4
                                       ----------------------------------------------------------------------------------
    Total ...........................                19.4                 20.3                 70.3                 63.5

Depreciation and Amortization
    Bonding & Surfacing .............                (8.9)                (9.9)               (27.4)               (30.0)
    Oil Field Chemicals .............                (0.2)                (0.2)                (0.8)                (0.6)
    Other Operations ................                (4.0)                (3.7)               (11.9)               (11.6)
    Operations That Have Been Sold ..                 -                    -                    -                   (1.6)
                                       ----------------------------------------------------------------------------------
    Total ...........................               (13.1)               (13.8)               (40.1)               (43.8)

Restructuring and Impairment
    Bonding & Surfacing .............                 -                    -                    -                    2.9
    Oil Field Chemicals .............                 -                    -                    -                    -
    Other Operations ................                 0.7                 (0.1)                 0.7                 (0.8)
    Operations That Have Been Sold ..                 -                    -                    -                   (3.0)
                                       ----------------------------------------------------------------------------------
    Total ...........................                 0.7                 (0.1)                 0.7                 (0.9)

Operating Profit/(Loss)
    Bonding & Surfacing .............                10.6                  9.7                 41.7                 33.8
    Oil Field Chemicals .............                 1.3                  1.2                  4.5                  4.2
    Other Operations ................                (4.9)                (4.7)               (15.3)               (17.0)
    Operations That Have Been Sold ..                 -                    0.2                  -                   (2.2)
                                       ----------------------------------------------------------------------------------
    Total ...........................                 7.0                  6.4                 30.9                 18.8
    Finance Costs ...................               (16.5)               (25.2)               (35.2)               (62.0)
    Shares of Results of Associates
      and Joint Ventures ............                 5.0                  2.0                  4.2                 12.9
    Income Tax (Expense)/Benefit ....                (1.1)                (0.5)                (4.2)                (1.0)
    Minority Interest ...............                (1.0)                (0.6)                (2.6)                (2.1)
                                       ----------------------------------------------------------------------------------
    Net Loss ........................                (6.6)               (17.9)                (6.9)               (33.4)
                                       ----------------------------------------------------------------------------------


(1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income less restructuring and impairment charges.

(2) EBITDA, as defined by Dynea International, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies the presentation herein may not be comparable to other similarly titled measures of other companies.


Sales

Dynea International's sales in the third quarter of the year 2002 decreased 6% to (euro)234.7 million from (euro)248.5 million in the three months ended September 30, 2001. Similarly, Dynea International's sales in the first nine months of 2002 decreased 13% to (euro)717.9 million from (euro)820.7 million in the first nine months of 2001.

Bonding and Surfacing

During the first nine months of 2002, sales from bonding and surfacing decreased 9% to (euro)645.7 million compared with (euro)712.8 million in the first nine months of 2001. Of this decrease approximately 1% was due to foreign exchange difference. Sales from bonding and surfacing decreased approximately 6% to
(euro)212.3 million in the three months ended September 30, 2002 from
(euro)226.8 million in the three months ended September 30, 2001. Sales volume for resins products increased slightly (1%) during the first nine months of 2002 as compared to sales volume for the first nine months of 2001, and paper overlay volumes increased 8% during the same period. The lower sales value is primarily attributable to the lower average prices for our resin products. Resin product prices are based on raw material prices and due to decreases in raw material prices during this period, resins product prices were lower than in previous year. Consequently, bonding and surfacing sales decreased in the first nine months of 2002 as compared to the same period previous year.

In North America, sales decreased both during the first nine months of 2002 as well as during the third quarter of 2002 compared to the corresponding periods in 2001. Sales volumes of panelboard resins were higher for the same periods due to increased deliveries to certain customers while sales volumes of industrial resins products decreased due to lowered demand. Even though the sales volume of resins products increased, the change to a more unfavorable product mix combined with the lower sales prices due to the lower average prices for our resin products lead to a decrease in sales values during the first nine months of 2002 and during the third quarter of 2002 compared to the corresponding periods in 2001. This decrease was partly offset by the fact that sales values of paper overlays products increased for the same periods as a result of volume growth mainly attributable to the increased deliveries from our plant in Welcome, North Carolina.

In Europe, the weak economy and low activity, especially in the German construction industry, reduced demand and lead to a decrease in resins products volumes in the first nine months and third quarter of 2002 compared with the same periods in 2001. Consequently, the total cumulative sales volume in Europe at the end of September 2002 was lower than the cumulative sales volume of September 30, 2001. In addition to the lower sales volumes, the lower average prices for resins products lead to a decrease in the total sales value in Europe both during the first nine months of 2002 and during the third quarter of 2002 compared to the corresponding periods in 2001.

In Asia Pacific, demand for panelboard resins increased in the third quarter of 2002 compared to the third quarter of 2001 due to continued strong activity in the building industry. Due to increased volumes both in resins and paper overlays products in the third quarter of 2002, total sales volume for the nine months of 2002 exceeded sales volume in the region for the nine months ended September 30, 2001. However, the lower product prices for resins products lead to a decrease in the total sales value in Asia Pacific both during the first nine months of 2002 and during the third quarter of 2002 compared to the corresponding periods in 2001.

Oil Field Chemicals

During the first nine months of 2002, sales from oil field chemicals increased 14% to (euro)53.3 million from (euro)46.7 million in the first nine months of 2001. In the three months ended September 30, 2002, sales from oil field chemicals amounted to (euro)16.3 million reaching the same level as the third quarter sales of (euro)16.2 in 2001. The increase in sales during the first nine months of 2002 was attributable to the increased deliveries in Europe and Asia-Pacific. Also, the relative increase in sales in the relevant periods in 2002 was partly attributable to the lower than normal sales in first and second quarter of 2001.

Other operations

Sales in other operations resulted mainly from the operations of the PVC manufacturing plant, and there was no significant change within this segment. Sales totaled (euro)18.9 million in the first nine months of 2002 compared with
(euro)19.1 million in the first nine months of 2001, and (euro)6.1 million in the three months ended September 30, 2002 compared to (euro)5.5 in the three months ended September 30, 2001.

Operations that have been sold
There were no sales reported from operations that have been sold during the first nine months of 2002 as opposed to (euro)42.1 million during the first nine months of 2001, due to the sale of the polyester business in April 2001.

Operating profit

Bonding and Surfacing

Operating profit for bonding and surfacing products increased 23% to
(euro)41.7million in the first nine months of 2002 from (euro)33.8 million in the first nine months of 2001. Similarly, operating profit increased 9% to
(euro)10.6 million in the three months ended September 30, 2002 compared with
(euro)9.7 million in the three months ended September 30, 2001.

The increase in the first nine months of 2002 as compared to the first nine months of 2001 was mainly attributable to the decrease in operating expenses, which decreased 12% to (euro)576.6 million from (euro)651.9 million during the same periods. This decrease was mainly attributable to the decrease in the prices of the main raw materials used to make of bonding and surfacing products (methanol, phenol, urea and melamine) during the first nine months of 2002 as compared to nine months of 2001. The decrease in average methanol prices was 35% and for other raw materials the decrease varied from 5% to 15% depending on the raw material and market area. During the third quarter of 2002, the decrease of 7% in operating expenses was also attributable to the decreases in raw material prices, even though the decreases were lower and depending on the market and raw material some prices even rose.

In North America, in the third quarter of 2002, Dynea International was unable to improve its performance compared to the comparable period in 2001 due to intensifying competition. An unfavorable product mix, lower product prices and increased costs associated with local capacity restrictions resulted in lower margins and were the main reasons for the unfavorable development in the third quarter. Despite the difficult third quarter, the performance level during the nine months ended September 30, 2002 was slightly above the level during the nine months ended September 30, 2001 mainly due to positive developments in paper overlays products. However, growth in paper overlays operating profit was offset by unfavorable currency rate changes.

In Europe, difficult market conditions continued during the whole of the first nine months of 2002. However, Dynea International was able to improve its operating profit through cost saving efforts and improved production efficiency during the third quarter as well as the first nine months in 2002 compared to the corresponding periods in 2001. In addition, the successful switch to a more profitable product mix and lower raw material prices contributed to the increase in product margins.

In Asia Pacific, operating profit increased during the third quarter of 2002 and was higher for the first nine months of 2002 compared to the first nine months of 2001. Increased volumes were the main contributor to the improved operating profit in the third quarter of 2002, although product margins also improved in this region during the first nine months of 2002 compared to the first nine months of 2001.

Depreciation and amortization charges decreased by 9% in the first nine months of 2002 compared with the first nine months of 2001 and by 5% in the third quarter of 2002 as compared to the third quarter of 2001. There were no restructuring expenses during the third quarter of 2002.

Oil Field Chemicals

Operating profit for oil field chemicals increased 7% to (euro)4.5 million in the first nine months of 2002 from (euro)4.2 million in the first nine months of 2001. In addition, operating profit increased 8% to (euro)1.3 million in the three months ended September 30, 2002 from (euro)1.2 million in the three months ended September 30, 2001.
Operating expenses increased 15% to (euro)48.0 million in the first nine months of 2002 from (euro)41.8 million in the first nine months of 2001 mainly due to increased sales and increased activity in new markets. As margins remained essentially constant, increased sales resulted in an improved operating profit.

Other operations

Operating loss associated with other operations decreased 10%, to a loss of
(euro)15.3 million in the first nine months of 2002 from a loss of (euro)17.0 million in the first nine months of 2001. However, operating loss increased 4% to (euro)4.9 million in the three months ended September 30, 2002 from a loss of
(euro)4.7 million in the three months ended September 30, 2001. Operating expenses for the nine months ended September 30, 2002 decreased mainly due to savings achieved from restructurings in late 2000 and during 2001. Operating losses increased in the third quarter of 2002 due to fewer restructuring items. A release of a provision related to the operations in Austria was the only restructuring item for the three months ended September 30, 2002. Depreciation and amortization charges for other operations were (euro)11.9 million for the nine months period ended September 30, 2002 including goodwill amortization of
(euro)10.1 million.

Operations that have been sold
There was no operating profit reported for operations that have been sold during the first nine months of 2002 as opposed to a loss of (euro)2.2 million in the first nine months of 2001, as a result of the sale of the polyester business in April 2001.

Finance costs
           Three-Month Period from                 Nine-Month Period from
            July 1 to September 30               January 1 to September 30
               ((euro) million)                       ((euro) million)
           2002               2001               2002                 2001
           16.5               25.2               35.2                 62.0

Finance costs decreased by 43% to (euro)35.2 million in the first nine months of 2002 from (euro)62.0 million in the first nine months of 2001 and decreased to
(euro)16.5 million in the three months ended 30 September 2002 from (euro)25.2 million in the three months ended 30 September 2001. Net interest expense was
(euro)46.8 million in the first nine months of 2002 compared to (euro)53.0 million in the first nine months of 2001. Net interest expense reduction of
(euro)6.2 million in the first nine months of 2002 resulted mainly from the repayment of senior bank loans with proceeds from the sale of the polyester business. The rest of the reduction in finance costs during the nine month period, (euro)20.6 million, is attributable mainly to foreign exchange gains, which totaled to (euro)15.9 million in the first nine months of 2002 compared to foreign exchange loss of (euro)2.0 million in the first nine months of 2001.

Share of results in associates and joint ventures

           Three-Month Period from                 Nine-Month Period from
           July 1 to September 30                January 1 to September 30
               ((euro) million)                       ((euro) million)
           2002               2001               2002                 2001
           5.0                 2.0               4.2                  12.9

Share of results in associates and joint ventures decreased to (euro)4.2 million in the first nine months of 2002 from (euro)12.9 million in the first nine months of 2001 and increased to (euro)5.0 million in the three months ended 30 September 2002 from (euro)2.0 million in the three months ended 30 September 2001. The increase was mainly attributable to the performance of Dynea International's 40% investment in the Methanor v.o.f. joint venture. The share of result for the third quarter of 2002 was positive and improved from the level in the second quarter of 2002, thanks to increasing methanol prices during the year, though the price level was clearly lower than 2001. During the first nine months of 2002 compared with the first nine months of 2001 profit was lowered due to the large decrease in methanol prices for the same periods.

Income tax expense

During the first nine months in 2002, the income tax expense increased to
(euro)4.2 million compared with tax expense of (euro)1.0 million in the first nine months of 2001 and increased to (euro)1.1 million in the three months ended 30 September 2002 from a net tax expense of (euro)0.5 million in the three months ended 30 September 2001. Improved performance levels and operating profit in the first nine months of 2002 were the main reason for increase.

Minority interest

Minority interest increased to (euro)-2.6 million in the first nine months of 2002 from (euro)-2.1 million 2001 in the first nine months of 2001 and increased to (euro)-1.0 million in the three months ended 30 September 2002 from
(euro)-0.6 million in the three months ended 30 September 2001.

Net loss

Dynea International's nine months net loss was (euro)6.9 million compared to a net loss of (euro)33.4 million for the corresponding period in 2001. Dynea International had a net loss for the three months ended 30 September 2002 of
(euro)6.6 million compared to a net loss of (euro)17.9 million during the three months ended 30 September 2001. The improvement was attributable to the higher operating profit and lower financial expenses in the first nine months of 2002, offset by the cumulative lower share of result in associates and joint ventures.

Liquidity and financial condition

Dynea International's liquidity situation tightened slightly during the third quarter of 2002, as expected. This was mainly due to the scheduled semi-annual interest payment of (euro)15.3 under the senior notes in August.

Interest paid during third quarter amounted to (euro)21.2 million and interest paid in the first nine months of 2002 amounted to (euro)53.9 million. Interest received during the first nine months of 2002 was (euro)0.7 million. An additional (euro)6.8 million short-term loans were drawn during third quarter from the revolving credit facility, and consequently at the end of September 2002 the total balance drawn was (euro)95.4 million, consisting of (euro)86.2 million short-term loans and (euro)9.2 million guarantees and letters of credit.

In the third quarter of 2002, working capital increased by (euro)6.2 million and cash levels were reduced, resulting in a total cash balance at September 30, 2002 of (euro)33.9 million compared to (euro)37.4 million at June 30, 2002 and
(euro)45.0 at March 31, 2002. Dynea International intends to continue to engage in efforts to reduce cash levels in order to reduce short-term loans and net financial costs.

At September 30, 2002, Dynea International's net debt stood as follows:

                                    September 30,2002         December 31, 2001
                                    ((euro) million)          ((euro) million)
Gross debt, nominal value           638.4                     669.8
Capitalized fees                    -27.3                     -30.6
Gross debt, carrying value          611.1                     639.2

Cash                                33.9                      59.5
Marketable securities               1.5                       1.7
Net Debt                            575.7                     578.0

Capital Expenditures

During the third quarter of 2002, capital expenditures totaled (euro)6.5 million and during the first nine months of 2002 they amounted to (euro)15.4 million. Approximately (euro)3.0 million of the expenditure for the nine month period was related to the investment in a new plant in China and capacity expansion projects in USA. The total capital expenditure for the new plant in China is expected to amount to (euro)5.6 million, of which (euro)3.7 million is expected to be invested during 2002. In addition, Dynea International has begun investment in a new plant in Thailand, the total amount of which is expected to be (euro)3.2 million, of which approximately (euro)0.9 million is expected to be invested by the end of 2002. The remaining capital expenditure during the nine months ended September 30, 2002 was for replacement investments at several sites.


Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International's business operations give rise to exposure to market risks due to changes in foreign exchange and interest rates. In addition, Dynea International's high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.
Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International's operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Dynea International's businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Dynea International's main adhesive resin business sales are, however, largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International's main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Dynea International has historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Its historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of September 30, 2002, Dynea International had (euro)294.3 million in syndicated long-term variable rate debt, of which (euro)174.2 million was hedged through LIBOR-based participating swaps that had a remaining average life of approximately 5 months, the first ones maturing in December 2002. These swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. Capped interest rates for Norwegian kroner, Canadian dollar and euro were 8%, 7% and 5%, respectively. In addition, Dynea International has U.S. dollar denominated caps with 2 different capped interest rates. One contract with nominal value of $10 million has a capped rate of 7.50% and the other contract with a nominal value of $30.5 million has a capped rate of 7.25%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about
(euro)0.5 million, with those interest rates being below the capped rates of interest.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International's interest rate derivatives outstanding as of September 30, 2002 and September 30, 2001 were (euro)-1.6 and (euro)-3.9 million, respectively.

  Interest Rate Swaps             Notional
                                  Amount            Maturity
                                  ----------------  ----------------------------
                                  ((euro) million)
Variable to Fixed:
     Norwegian kroner ..........  41.6              October 2003
     Euro ......................  14.3              December 2002
     U.S. dollar ...............  82.1              December 2002 / January 2003
     Canadian dollar ...........  36.2              December 2002 / January 2003

Short-term loans also involve interest rate risk. The Company mainly borrows under revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)86.2 million as of September 30, 2002.

Foreign Currency Exchange Rate Exposure

At September 30, 2002, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at September 30, 2002 included U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International's foreign exchange forward contracts that were outstanding as of September 30, 2002 and September 30, 2001, were (euro)1.4 million and (euro)6.1 million, respectively.

Procedures and Controls

Within the 90 days prior to the date of the report, Dynea International carried out an evaluation, under the supervision and with the participation of Dynea International's management of the effectiveness of the design and the operations of Dynea International's disclosure controls and procedures pursuant to Exchange Act Rule 13 a-14. Based upon that evaluation, Dynea International's management concluded that Dynea International's disclosure controls and procedures are effective. There was no significant changes in Dynea International's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Dynea International Oy and Subsidiaries                                                                      9 (14)
Consolidated condensed income statement

(unaudited)
(all amounts in (euro) millions)

                                       3 months ended   3 months ended    9 months ended   9 months ended     12 months ended
                                        September 30,    September 30,     September 30,    September 30,       December 31,
                                             2002             2001              2002             2001               2001
Sales                                        234.7            248.5             717.9            820.7            1,049.6

Other operating income                         3.3              0.8               9.9              6.9               11.3

Expenses                                    (218.6)          (229.0)           (657.5)          (764.1)            (985.9)
Depreciation and Amortization                (13.1)           (13.8)            (40.1)           (43.8)             (56.5)
Restructuring and other related items          0.7             (0.1)              0.7             (0.9)              (3.2)
                                       --------------------------------------------------------------------------------------
Operating profit                               7.0              6.4              30.9             18.8               15.3

Finance costs
  Interest expense, net                      (15.9)           (16.6)            (46.8)           (53.0)             (73.7)
  Other financial expense                     (0.6)            (8.6)             11.6            (9.0)               (6.5)
Total finance costs                          (16.5)           (25.2)            (35.2)           (62.0)             (80.2)

Share of result
of associates and joint ventures               5.0              2.0               4.2             12.9                9.7
                                       --------------------------------------------------------------------------------------
Loss before income tax
  and minority interests                      (4.5)           (16.8)             (0.1)           (30.3)             (55.2)

Income tax (expense)/benefit                  (1.1)            (0.5)             (4.2)            (1.0)               7.6
Minority interest                             (1.0)            (0.6)             (2.6)            (2.1)              (2.4)
                                       --------------------------------------------------------------------------------------
Net loss                                      (6.6)           (17.9)             (6.9)           (33.4)             (50.0)
                                       ======================================================================================

Dynea International Oy and Subsidiaries
Consolidated condensed balance sheet

(unaudited)
(all amounts in (euro) millions)
                                                    As at September 30,  As at September 30,  As at December 31,
                                                            2002                 2001                2001
ASSETS
Non-current assets
Intangible assets                                           256.9                261.7               269.2
Property, plant and equipment                               426.6                451.7               457.3
Investments in associates and joint ventures                 42.3                 42.3                39.3
Other non-current assets                                      3.7                 52.2                 3.0
                                                    ------------------------------------------------------------
                                                            729.5                807.9               768.8

Current assets
Inventories                                                  73.6                 79.2                73.5
Receivables                                                 139.3                137.6               148.6
Other current assets                                         10.3                 55.3                13.0
Cash and cash equivalents                                    33.9                106.8                59.5
                                                    ------------------------------------------------------------
                                                            257.1                378.9               294.6

Total assets                                                986.6              1,186.8             1,063.4
                                                    ============================================================


SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital                                               288.0                281.0               281.0
Retained deficit                                           -143.1               -122.9              -108.3
                                                    ------------------------------------------------------------
                                                            144.9                158.1               172.7

Minority interests                                           12.1                 10.2                10.0

Non-current liabilities
Borrowings                                                  500.5                615.0               517.5
Other non-current liabilities                                80.3                113.0                87.0
                                                    ------------------------------------------------------------
                                                            580.8                728.0               604.5

Current liabilities
Borrowings and current portion of long-term debt            110.7                100.1               121.7
Accounts payable                                             78.3                 89.4                82.9
Other current liabilities                                    59.8                101.0                71.6
                                                    ------------------------------------------------------------
                                                            248.8                290.5               276.2

Total liabilities                                           829.6              1,018.5               880.7

Total equity and liabilities                                986.6              1,186.8             1,063.4
                                                    ============================================================

Dynea International Oy and Subsidiaries                                                                         11 (14)
Consolidated condensed cash flow statement

(unaudited)
(all amounts in(euro) millions)

                                                  3 months ended  3 months ended 9 months ended  9 months ended 12 months ended
                                                   September 30,   September 30,  September 30,   September 30,  December 31,
                                                       2002            2001           2002            2001           2001
Cash flow from operating activities
Net loss                                                (6.6)          (17.9)          (6.9)          (33.4)         (50.0)
 Adjustments, total                                     25.6            47.2           76.9           105.1          135.3
 Change in net working capital                          (6.2)          (14.3)         (10.0)          (19.5)          37.4

Cash generated from operations                          12.8            15.0           60.0            52.2          122.7

 Interest received                                                       0.5            0.7             3.2           11.4
 Interest paid                                         (21.2)          (25.3)         (53.9)          (66.4)         (87.5)
 Other financial income/(expense)                        1.2            11.5            0.4             3.6           (9.4)
 Income (taxes paid)/tax refund                         (3.8)           (2.6)          (6.0)          (10.2)         (36.9)
Net cash (used in) provided by
operating activities                                   (11.0)           (0.9)           1.2           (17.6)           0.3

Acquisitions                                            (1.1)                          (1.1)
Disposals of businesses                                                  1.9                           59.8           67.2
Purchase of property, plant and equipment               (5.4)           (5.6)         (14.3)          (17.7)         (28.9)
Other investing cash flow, net                                           0.1                            7.6            7.8
                                                  -----------------------------------------------------------------------------
Net cash (used in) provided by investing activities     (6.5)           (3.6)         (15.4)           49.7           46.1

Issuance of share capital/capital contribution           -               -             15.2             4.5           34.5
Net proceeds from borrowings                            13.8             9.8          (27.3)           30.0          (61.8)
                                                  -----------------------------------------------------------------------------
Net cash (used in) provided by financing activities     13.8             9.8          (12.1)           34.5          (27.3)

Increase/(Decrease) in cash and cash equivalents        (3.7)            5.3          (26.3)           66.6           19.1

Movement in cash and cash equivalents
At start of the interim period                          37.4           101.5           59.5            40.2           40.2
Effect of exchange rates                                 0.2             -              0.7             -              0.2
Increase/(Decrease)                                     (3.7)            5.3          (26.3)           66.6           19.1
                                                  -----------------------------------------------------------------------------

At end of the interim period                            33.9           106.8           33.9           106.8           59.5
                                                  =============================================================================


Consolidated condensed statement of
changes in equity
                                                      Issued        Issued but                     Cumulative
                                                     and Paid        not Paid       Retained      Translation
                                                  Share Capital    Share Capital     Deficit       Adjustment        Total

Balance at 1 January 2001                              276.5             4.5          (71.5)           (9.5)         200.0
Transfers                                                4.5            (4.5)
Translation adjustment                                                                                 (8.5)          (8.5)
Net loss                                                                              (33.4)                         (33.4)
                                                  -----------------------------------------------------------------------------
Balance at 30 September 2001                           281.0              -          (104.9)          (18.0)         158.1


Balance at 1 January 2002                              281.0              -           (83.3)          (25.0)         172.7
Shares issued                                            7.0                                                           7.0
Translation adjustment                                                                                (27.9)         (27.9)
Net loss                                                                               (6.9)                          (6.9)
                                                  -----------------------------------------------------------------------------
Balance at 30 September 2002                           288.0              -           (90.2)          (52.9)         144.9

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


1.   Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2001.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

(unaudited)
(all amounts in (euro) millions)

                               3 months ended  3 months ended   9 months ended   9 months ended    12 months ended
                                September 30,   September 30,    September 30,    September 30,      December 31,
                                     2002            2001             2002             2001              2001
Sales

Bonding & Surfacing                   212.3           226.8            645.7            712.8              915.9
Oil Field Chemicals                    16.3            16.2             53.3             46.7               66.6
Other operations                        6.1             5.5             18.9             19.1               25.0
Operations that have been sold            -               -                -             42.1               42.1
-----------------------------------------------------------------------------------------------------------------
Total sales                           234.7           248.5            717.9            820.7            1,049.6

Operating profit/(loss)

Bonding & Surfacing                    10.6             9.7             41.7             33.8               37.6
Oil Field Chemicals                     1.3             1.2              4.5              4.2                5.5
Other operations                       (4.9)           (4.7)           (15.3)           (17.0)             (24.5)
Operations that have been sold            -             0.2                -             (2.2)              (3.3)
-----------------------------------------------------------------------------------------------------------------
Total                                   7.0             6.4             30.9             18.8               15.3

In 2001 the reported sales and operating profit in respect of operations that have been sold also includes the Polyester segment that has been sold on April 30, 2001.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements

(unaudited)
(all amounts in (euro) millions)

3. Commitments and contingencies


                                               9 months ended      12 months ended
                                              September 30,2002    December 31,2001
Loans against which pledges
and mortgages have been given:
Loans from credit institutions                            630.5               658.7

Mortgages, pledges and
other guarantees given:
Chattel mortgages                                          58.9                58.9
Real estate mortgages                                     244.1               257.8
Investments in subsidiaries at historical cost          1,279.0             1,232.9
Other pledges given                                       166.9               349.4
Other guarantees given                                      2.1                 1.2

Leasing commitments
Portion falling due during the next
financial year                                              4.3                 5.1
Portion for subsequent years                               23.1                19.3
                                              --------------------------------------
Total                                                      27.4                24.4

Nominal and fair values of derivative financial instruments

                                             ------------------------------------------------------------------------
                                              9 months ended September 30, 2002    12 months ended December 31, 2001
                                             ------------------------------------------------------------------------
                                                 Nominal              Fair             Nominal              Fair
                                                 amount               value             amount             value
                                             ------------------------------------------------------------------------
Derivative financial instruments
   Interest rate swaps and caps                   261.3               (1,6)             184.6              (3,7)
   Foreign exchange forward contracts             215.5                1.4              362.8              (1,6)

Maturity of interest rate swap contracts:
   Under 1 year                                   132.5               (1,4)             109.2              (2,1)
   2-5 years                                      41.7                (0,2)              75.4              (1,6)


Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS 39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements

4. Related Party Transactions

Sales and Purchases of Goods

For the period from January 1, 2002 to September 30, 2002 and during the year ended December 31, 2001, Dynea International sold products, at market prices, to associates totaling approximately(euro)0.5 million and (euro)1.7 million, and to companies controlled by Industri Kapital, totaling approximately(euro)9,1 million and (euro)10.4. At September 30, 2002, Dynea International had receivables of (euro)0.3 and (euro)2.3 million related to these sales, respectively.

For the period from January 1, 2002 to September 30, 2002 and during the year ended December 31, 2001, Dynea International purchased materials and supplies, at market prices, from associates, totalling approximately (euro)10.9 million and (euro)17.3 million, and to companies controlled by Industri Kapital, totalling approximately (euro)1.8 million and (euro)3.9 million. At September 30, 2002, Dynea International had payables of (euro)2.3 and (euro)0.4 million related to these purchases, respectively.

Other Income and Expenses
A service agreement exists between Dynea International, and Dynea Oy to provide management and support services. These management and support expense charges, totalling amounted to (euro)5.6 million for the period from January 1, 2002 to September 30, 2002 and to (euro) 7.1 million in 2001.

Other receivables and payables
At September 30, 2002, Dynea International had a loan receivable of (euro)0.7 million from associates and a loan payable of (euro)0.1 million to a company controlled by Industri Kapital. At September 30, 2002, Dynea International had a purchase price payable of (euro)1.3 million to a company controlled by Industri Kapital.

5. Subsequent event

There are no major subsequent events.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DYNEA INTERNATIONAL OY





                                            By: /s/ Filip Frankehaeuser
                                                -------------------------------
                                                Name:  Filip Frankehaeuser
                                                Title: Chief Financial Officer





Date: November 29, 2002